Exhibit 99.1

RISE Education Announces ADS Ratio Change

BEIJING, China, June 1, 2022 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) today announced its plan to change the number of the Company’s shares represented by each American Depositary Share (“ADS”) from two (2) shares per ADS to ten (10) shares per ADS (the “Ratio Change”). The effective date of the Ratio Change is expected to be June 10, 2022.

To effect this Ratio Change, ADS holders will be required to exchange their existing ADSs for new ADSs on the basis of one (1) new ADS for every five (5) existing ADSs surrendered. No fractional ADSs will be issued. Instead, the Company’s depositary, JPMorgan Chase Bank, N.A. (the “Depositary”), will aggregate fractional ADSs and attempt to sell such ADSs in order to distribute any cash-in-lieu proceeds, net any fees and expenses, to ADS holders. Further notice will be provided by the Depositary.

For RISE’s ADS holders, this Ratio Change will have the same effect as a one-for-five reverse split on the existing ADSs. No new shares will be issued in connection with the Ratio Change and RISE’s ADSs will continue to be traded on the Nasdaq Stock Market under the symbol “REDU.”

The Ratio Change will affect all ADS holders. The Ratio Change will not reduce any ADS holder’s percentage ownership interest in the Company, except for minor adjustments that may result from the treatment of fractional ADSs. Proportionate voting rights and other rights and preferences of the ADS holders will not be reduced by the ratio change (subject to the treatment of fractional ADSs).

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191